Shareholder Meeting Results

Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on December 18, 2014. Common/Preferred shareholders voted as indicated below:

PIMCO New York Municipal Income Fund III

Election of Craig Dawson Class III to serve until the annual meeting for the 2017-2018 fiscal year Affirmative 4,752,646
Withheld Authority 228,035

Re-election of Deborah A. DeCotis Class III to serve until the annual meeting for the 2017 2018 fiscal year
Affirmative 4,761,268
Withheld Authority 219,413

Re-election of John C. Maney Class III to serve until the
annual meeting for the 2017-2018 fiscal year Affirmative
4,761,254
Withheld Authority 219,427

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, William B. Ogden,
IV, James A. Jacobson, Bradford K. Gallagher and Alan
Rappaport continued to serve as Trustees of the Fund.

Interested Trustee